CAPSTONE MINING CORP.

CS:TSX | Last - 2.72 | Volume - 76450 | Day High - 2.73 | Day Low - 2.66 | Date - Dec 3, 2007

2007

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Capstone Mining Year-End and Fourth Quarter Results

November 14, 2007

Vancouver, B.C. – Capstone Mining Corp. ("Capstone") announces its financial results for the year and quarter ending August 31, 2007 including production and sales for the Cozamin mine located in Zacatecas State, Mexico. All dollar amounts are stated in U.S. dollars unless otherwise indicated.

Overview and Highlights

For the year ended August 31, 2007, Capstone's earnings before future income tax allowance were $25.2 million or $0.31 per share ($0.30 per share diluted), and earnings after future income tax allowance were $22.7 million or $0.28 per share ($0.27 per share diluted), compared to a loss of $2.6 million or $0.04 loss per share ($0.04 loss per share diluted) in fiscal 2006.

- For the fourth quarter of fiscal 2007, earnings before future income tax allowance were $10.7 million or $0.13 per share. Earnings after future income tax allowance were $8.2 million or $0.10 per share.
- Revenue for fiscal 2007 was $55.3 million. The average realized price for sales of copper, zinc, lead and silver in fiscal 2007 was $3.20/lb, $1.60/lb, $0.96/lb and $10.76/oz respectively.
- At year end, Capstone had working capital of $52.9 million including $36 million in cash and no bank debt, compared with working capital of $20.6 million and a cash balance of $20.6 million in the previous year.
- Copper cash costs for fiscal 2007 were $0.54/lb of copper (net of by-product credits and including smelter, refining, transportation and all site costs). Copper cash costs for Q4 were $0.63/lb.
- Total costs (the aggregate of cash costs, royalty, depletion and amortization and accretion) for fiscal 2007 were $0.87/lb.
- During the year, Capstone issued 679,080 shares to Grupo Bacis to complete its option to purchase the Cozamin Mine, giving Capstone a 100% ownership interest subject to a 3% Net Smelter Royalty paid to Grupo Bacis.
- Capstone sold its silver during the year to Silverstone Resources Corp. ("Silverstone"), whereby Capstone received $44 million ($20 million in cash and $24 million in Silverstone shares) plus the lesser of $4.00 per ounce of silver and the prevailing market price upon delivery in exchange for selling the next 10 years of silver production from the Cozamin mine. Fair market value of the Silverstone shares today is $57 million.
- Mineral reserves at year end for Cozamin were increased by 65% to 3.7 million tonnes, boosting recoverable copper from 93 million pounds in 2006 to 173 million pounds in 2007. Recoverable zinc increased from 24 million pounds to 48.5 million pounds, recoverable lead increased from 1.6 million pounds to 2 million pounds and recoverable silver increased from 4 million ounces to 7.3 million ounces.

	Year ended August 31, 2007	Year ended August 31, 2006
Revenue	$55.3M	$Nil
Copper	$37.7M	$Nil
Zinc	$8.0M	$Nil
Lead	$2.7M	$Nil
Silver	$6.9M	$Nil
Operating profit	$28.0M	$Nil
Earnings (before tax)	$25.2M	($2.6M)
EPS - basic (before tax)	$0.31	($0.04)
Earnings (after tax)	$22.7M	($2.6M)
EPS - basic	$0.28	($0.04)

Cozamin Mine

Fiscal 2007 Production and Sales Highlights

- Capstone produced the following metals during the year.
  - 13.9 million pounds of copper
  - 6.8 million pounds of zinc
  - 3 million pounds of lead
  - 747,000 ounces of silver

- Concentrate sales for the year were dry metric tonnes ("DMT"), containing;
  - 11.8 million pounds of copper
  - 5 million pounds of zinc
  - 2.8 million pounds of lead
  - 641,000 ounces of silver

Concentrate inventory at August 31, 2007 was 8,150 DMT (containing 2.6 million pounds of copper, 2.0 million pounds of zinc and 0.4 million pounds of lead).

2007 Production Results and 2008 Forecast

The forecasted copper, zinc, lead and silver production for fiscal 2007 was estimated to be 13 - 14 million pounds of copper, 8 million pounds of zinc, 3.5 million pounds of lead and 700,000 ounces of silver.

The following table is a summary of the actual operating statistics for fiscal 2007 and forecast for 2008.

	Fiscal 2007(A)	**Fiscal 2008(F)**
Total tons mined	484,641	750,000
Tons of ore milled	461,933	750,000
Copper grade (%)	1.59	1.8
Zinc grade (%)	1.47	1.3
Silver grade (g/t)	71	69
Lead grade (%)	0.6	0.5
Copper recovery (%)	86	88
Zinc recovery (%)	44.9	50
Silver recovery (%)	73	74
Lead recovery (%)	52.6	50
Copper production (million DMT lbs)	13.9	26
Zinc production (million DMT lbs)	6.8	11.3
Silver production ('000 ounces)	747	1,100
Lead production (million DMT lbs)	3.0	4.1

Note: Silver reports to all concentrates.

Fourth Quarter Production Highlights

Copper

- Copper in concentrate produced during the quarter was 4.9 million pounds of copper, 37% higher than the previous quarter.

- Copper concentrate sales for the quarter were 8,372 dry metric tons ("DMT"), containing 3.9 million pounds of copper, an increase from the 5,947 DMT sold during the previous quarter, containing 2.9 million pounds of copper.

- The average price for sales of copper in the quarter was $3.34/lb.

- Copper concentrate inventory at August 31, 2007 was 5,447 DMT, an increase in inventory from the 3,842 DMT of concentrate on hand at the end of the previous quarter.

- Silver in the copper concentrate produced during the quarter totaled 205,000 ounces, 44% higher than the previous quarter.

Zinc

- Zinc in concentrate produced during the quarter was 2.1 million pounds of zinc, 31% more than the previous quarter.

- Zinc sales for the quarter were 1,977 DMT, containing 1.6 million pounds of zinc, an increase from the 1,949 DMT sold during the previous quarter, containing 1.5 million pounds of zinc.

- The average price for sales of zinc in the quarter was $1.65/lb.

- Zinc concentrate inventory at August 31, 2007 was 2,413 DMT, an increase in inventory from the 1,820 DMT of concentrate on hand at the end of the previous quarter.

- Silver in the zinc concentrate produced during the quarter totaled 10,000 ounces, 67% higher than the previous quarter.

Lead

- Lead in concentrate produced during the quarter was 1.0 million pounds of lead, 67% more than the previous quarter.
- Lead concentrate sales for the quarter were 498 DMT, containing 0.7 million pounds of lead, equal to the 502 DMT sold during the previous quarter, containing 0.7 million pounds of lead.
- The average price for sales of lead in the quarter was $1.48/lb.
- Lead concentrate inventory at August 31, 2007 was 290 DMT, an increase in inventory from the 120 DMT of concentrate on hand at the end of the previous quarter.
- Silver in the lead concentrate produced during the quarter totaled 49,000 ounces, 63% higher than the previous quarter.

Fourth Quarter Production Results

The following table is a summary of the operating statistics for the year by quarter.

	Q1 - 2007	Q2 – 2007	Q3 – 2007	Q4 – 2007
Total tons mined	90,281	100,620	131,325	162,415
Tons of ore milled	93,055	95,439	112,277	161,162
Copper grade (%)	1.50	1.58	1.65	1.60
Zinc grade (%)	1.80	1.45	1.65	1.25
Silver grade (g/t)	72	68	71	71
Lead grade (%)	0.70	0.53	0.60	0.55
Copper recovery (%)	85.3	84.5	85.7	86.7
Zinc recovery (%)	49.3	42.6	43.0	43.4
Silver recovery (%)	74.6	70.0	70.4	71.5
Lead recovery (%)	60.3	49.0	48.0	50.4
Copper production (million DMT lbs)	2.7	2.8	3.5	4.9
Zinc production (million DMT lbs)	1.9	1.2	1.6	2.1
Silver production ('000 ounces)	161	149	174	263
Lead production (million DMT lbs)	0.9	0.5	0.6	1.0

Note: Silver reports to all concentrates.

Mill Expansion Project

Tons mined and processed were higher in the fourth quarter of fiscal 2007 compared to previous 2007 quarters as expansion start up commenced ahead of schedule in July at the 2200 tpd rate. July and August production rates averaged approximately 94% of design throughput. Capital expenditures were $11 million, with approximately $2 million remaining to be spent on final land payment, underground crusher installation and ramp completion versus $15 million budget.

Labour

There were 11 minor lost time accidents during the year from both operations and construction. The number of personnel at the end of the year was 526, of which approximately 146 were contractors related to the expansion project.

Fourth Quarter Actual Sales Compared to Previous Quarters

Actual sales and costs for the year are tabulated below.

	Q1 (A) Sales	Q2 (A) Sales	Q3 (A) Sales	Q4 (A) Sales	Fiscal 2007 Sales
Copper (million lbs)	2.9	2.1	2.9	3.9	11.8
Zinc (million lbs)	1.9	Nil	1.5	1.6	5.0
Lead (million lbs)	Nil	1.4	0.7	0.7	2.8
Silver ('000 ounces)	120	169	143	209	641
Copper production costs, net of by product credits, per lb of copper	$(0.04)	$(0.02)	$0.20	$0.25	$0.12
Off property costs for transport, smelting and refining per lb of copper	$0.48	$0.41	$0.41	$0.38	$0.42
Total cash costs of production per lb of copper	$0.44	$0.39	$0.61	$0.63	$0.54

Copper production costs in the fourth quarter were $0.05 above plan reflecting the impact of the company having sold all its silver production to Silverstone Resources Corp. at $8.40 per ounce.

Mineral Reserves and Resources

An updated reserve and resource estimate has been completed for the Cozamin mine, as of August 31, 2007. The new

reserve and resource estimate increases both the tonnage and contained metal within all of the reserve and resource categories, while maintaining its high grade. The Company completed 5 surface and 70 underground NQ-core drill holes totaling 26,266 metres. Modeling also included channel samples from mined areas.

The exploration drilling program was carried out in 2006/7 to upgrade and expand the mineral resources. The program resulted in an increase of mineable reserves of 65% after allowing for ore production during the year shown below, at a $40 cut-off.

Classification	Tonnes	Cu (%)	Ag (g/t)	Pb (%)	Zn (%)
Proven	1,809,719	2.32	84	0.45	1.17
Probable	1,915,248	2.42	81	0.34	1.19
Total	**3,724,967**	**2.37**	**82**	**0.40**	**1.18**

The resources shown below indicate the successful conversion from inferred resources to measured and indicated resources, while maintaining a similar tonnage in the inferred category. Overall resources increased 47% after allowing for mined out tonnage.

The resource and reserve estimation was completed by Cozamin mine staff under the supervision of Michelle Stone and Bob Barnes, Qualified Persons under National Instrument 43-101. The estimates used long term metal prices of $2.25/lb for copper, $1.00/lb for zinc, $0.60/lb for lead and $8.50/oz for silver. A technical report will be filed on www.sedar.com in November 2007.

In addition to the above reserves, the mineral resources which include the reserves are estimated to be:

	Tonnes						Million lbs**			Million ozs**
Resource Category*	(1% Cu Cut-off)	Cu (%)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Cu	Pb	Zn	Ag
Measured	2,591,705	2.48	87.11	0.43	1.18	0.03	141.7	24.6	67.4	7.3
Indicated	2,896,158	2.59	86.37	0.32	1.14	0.04	165.4	20.4	72.8	8.0
M & Ind.	5,487,863	2.54	86.56	0.37	1.15	0.04	307.1	45.0	140.2	15.3
Inferred	3,162,838	2.36	80.50	0.18	1.03	0.04	164.6	12.6	71.8	8.2
Total	8,650,702	2.47	84.35	0.30	1.11	0.04	471.7	57.6	212.0	23.5

*These resources included a non-material update to the resources released October 15, 2007.

** 1 kilogram = 2.2 lbs; 31.103 grams = 1 oz. Troy.

The Company has already commenced a program of underground infill drilling to further expand and upgrade the Inferred resources. Priority will be on inferred resources within established mining block areas. In addition, the Company plans to undertake both surface and underground drilling in 2008 to explore along strike and down dip of the updated resources.

With the promising results encountered in the 2006/7 drilling program, the company is managing a focused program to further expand the Cozamin mineral reserves.

Financial Results

The information in this news release and the selected financial information contained in the following pages should be read in conjunction with the audited Consolidated Financial Statements and Management Discussion and Analysis for the year ended August 31, 2007, which will be available at Capstone's website at www.capstonemining.com and at www.sedar.com.

The Company's earnings before future income tax accruals for the year ended August 31, 2007 increased to $25.2 million or $0.31 per share compared to a loss of $2.6 million or ($0.04) per share for the year ended August 31, 2006. The Company's net earnings for August 31, 2007 increased to $22.7 million or $0.28 per share, compared to $(2.6) million or $(0.04) per share for August 31, 2006.

The Company reported revenues of $55.3 million (2006 - $Nil). Revenues consisted of copper concentrate sales of $37.7 million, zinc concentrate sales of $8.0 million, lead concentrate sales of $2.7 million and silver in concentrate sales of $6.9 million.

Cost of sales for the year was $14.2 million (2006 - $Nil), treatment and transportation charges were $10.1 million (2006 - $Nil), royalty charges were $1.4 million (2006 - $Nil) and depletion was $1.7 million (2006 - $Nil).

The increased general and administrative expenditures for the year ended August 31, 2007 compared to the year ended August 31, 2006 are due to the Company attaining commercial production as well as professional fees related to the sale of the Company's silver.

A future income tax provision of $2.5 million was recorded in 2007 compared to $Nil in 2006. The increase in the income tax provision is mainly due to the excess of book value of capital assets over tax values.

Glencore International AG purchases the concentrates produced by the Cozamin mine pursuant to the terms of a written contract. The Company has also agreed to terms with Trafigura Beheer B.V. to purchase additional copper concentrates from the expansion pursuant to the terms of a written contract.

Capstone Mining Corp.
Selected Financial Information

Consolidated Balance Sheets

	Aug 31, 2007	Aug 31, 2006
Cash	$ 35,988,166	$ 20,614,359

Investment in Silverstone Resources Corp.	28,498,044	-
Property, plant and equipment	44,616,033	31,479,079
Other assets	24,888,492	6,739,335
Total assets	133,990,735	58,832,773
Deferred revenue	43,056,390	-
Other liabilities	15,561,814	6,474,770
Total liabilities	58,618,204	6,474,770
Shareholder's equity	75,372,531	52,358,003
Total liabilities and shareholders' equity	133,990,735	58,832,773

Consolidated Statements of Operations

	Aug 31, 2007	Aug 31, 2006
Total revenues	$ 55,335,647	$ -
Total cost of sales	(27,304,725)	-
Operating profit	28,030,922	-
G&A and other expenses	(4,607,226)	(2,879,614)
Other items	1,726,946	255,013
Earnings (loss) before income taxes	25,150,642	(2,624,601)
Future income tax	(2,479,593)	-
Earnings (loss) for the year	22,671,049	(2,624,601)
EPS - Basic	0.28	(0.04)
EPS - Diluted	0.27	(0.04)

Capstone will host a conference call on Thursday, November 15 at 8:30 a.m. Pacific Time (11:30 AM Eastern Time) to discuss these results. The conference call may be accessed by dialing 1.866.365.1119 in North America or 1.416.849.7329 internationally, please ask for the Capstone Mining Corp. conference call. The conference call will be archived for later playback until November 29, 2007 and can be accessed by dialing 1.866.501.5559 and the passcode is 21253140#.

ABOUT CAPSTONE

Capstone is a Canadian based mining company currently operating the 100% owned Cozamin copper-silver-lead-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 81.8 million shares outstanding and is well financed with no bank debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com

82-35060

CAPSTONE
MINING CORP.

CS:TSX	Last - 2.72	Volume - 76450	Day High - 2.73	Day Low - 2.66	Date - Dec 3, 2007

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2007

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Capstone To Release 2007 Year End Results On Wednesday November 14, 2007

November 7, 2007

Vancouver, BC - Capstone Mining Corp. ("Capstone") will release its August 31, 2007 year end results on Wednesday November 14, 2007 after market close and will host a conference call on Thursday November 15, 2007 at 8:30am PST (11:30am ET) to discuss these results. The conference call may be accessed by dialing 1.866.365.1119 in North America and 1.416.849.7329 Internationally. Please ask for the Capstone Mining Corp. conference call.

The conference call will be archived for later playback until November 29, 2007 and can be accessed by dialing 1.866.501.5559 and the passcode is 21253140#.

ABOUT CAPSTONE

Capstone is a Canadian based mining company currently operating the Cozamin copper-silver-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 81.8 million shares outstanding and is well financed with no bank debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com

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82-35060

CAPSTONE MINING CORP. CS:TSX

News > 2007

HIGHLIGHTS

- **An updated resource estimate has been completed for the Cozamin mine, as of August 31st, 2007.**
- **At a 1% cut-off grade:**
    - **The resource update yields a 47% increase in tonnage with a 51% increase in contained copper and 54% in contained silver.**
    - **The Measured and Indicated categories increase to 5.5 million tonnes containing 287 million pounds of copper, 131 million pounds of zinc, 47 million pounds of lead and 15.2 million ounces of silver.**
    - **The Inferred category increases to 3.1 million tonnes containing 170 million pounds of copper, 80 million pounds of zinc, 16 million pounds of lead and 8.7 million ounces of silver.**
    - **The resource reflects the tonnes mined as of August 31, 2007.**

UPDATED COZAMIN RESOURCE YIELDS INCREASED TONNAGE

This new resource estimate significantly increases both the tonnage and contained metal within all of the resource categories, while maintaining its high grade. The following table shows the break down of resources at a 1% copper cut-off.

Resource Category	Tonnes (1% Cu Cut-off)	Cu (%)	Ag (g/t)	Zn (%)	Pb (%)	Au (g/t)	Million lbs*			Million ozs*
							Cu	Zn	Pb	Ag
Measured	2,900,000	2.34	85.85	1.09	0.47	0.04	149.6	69.7	30.1	8.0
Indicated	2,585,000	2.41	86.92	1.07	0.30	0.04	137.4	61.0	17.1	7.2
Measured & Indicated	5,485,000	2.36	86.04	1.08	0.39	0.04	287.0	130.6	47.2	15.2
Inferred	3,124,000	2.47	86.37	1.16	0.23	0.04	170.2	79.9	15.9	8.7

Note: * 1 kilogram = 2.2 lbs.; 31.103 grams = 1 oz. Troy

This new resource estimate has been completed by qualified person Michelle Stone, P.Geo., Ph.D., of Capstone Mining Corp., Vancouver, B.C. This estimate is based on an updated 3D geologic model integrating an additional 26,266 metres of diamond drilling including 5,828 assays from 5 surface and 70 underground NQ-core drill holes and 6,954 underground chip channel samples collected in 2006 and 2007. These data augmented the 25,325 meters of drilling in 37 surface and 66 underground core holes and 1,103 underground chip channels samples used in the 2006 resource estimate. Grades for the model were estimated using the inverse distance squared (ID^2) method from 2 metre composited intervals within the copper sulphide zone, and the mineralized hangingwall and footwall.

Resource tables and drill intercepts locations related to the above totals for the updated Cozamin resource estimate will be available on the Company's website www.capstonemining.com.

A technical report on the Cozamin Mine Project will be filed with SEDAR within 45 days.

The Company has already commenced a program of underground infill drilling to upgrade the inferred resources. In addition, the Company plans to undertake both surface and underground drilling in 2008 to explore along strike and down dip of the updated resources.

Hugh Willson, Vice President of Exploration for Capstone and a qualified person under NI 43-101, has reviewed the contents of this news release.

ABOUT CAPSTONE

Capstone is a Canadian based mining company currently operating the 100% owned Cozamin copper-silver-lead-zinc mine

located in Zacatecas State, Mexico. Capstone has approximately 81.7 million shares outstanding and is well financed with no bank debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com

This press release contains "forward-looking information" that is based on Capstone's current expectations, estimates, forecasts and projections. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause Capstone's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: projected sales or production rates; uncertainties related to drilling results; the ability to raise sufficient capital to fund exploration; changes in economic conditions or financial markets; changes in prices for costs; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological or operational difficulties or inability to obtain permits encountered in connection with exploration activities; and labor relations matters.

This list is not exhaustive of the factors that may affect our forward-looking information. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking information. Capstone disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

82-35060

CAPSTONE
MINING CORP.

CAPSTONE DECLARES EXPANDED COMMERCIAL PRODUCTION AT COZAMIN AND HIGHLIGHTS Q4 PRODUCTION AND SALES

Dated: October 11, 2007 **TSX: CS**

VANCOUVER, B.C. – Capstone Mining Corp. ("Capstone") is pleased to report that it has completed the expansion and commissioning of the 120% increase in production at its Cozamin mine located in Zacatecas State, Mexico.

Commissioning of the mine expansion from the initial 350,000 tonnes per year (1,000 tonnes per day) to 750,000 tonnes per year (2,200 tonnes per day) began in late May, with start up commencing in mid-June. Production in July and August averaged 1,900 tonnes per day or 86% of planned throughput. Production in September has averaged 1,977 tonnes per day or 90% of planned throughput and has achieved over 2,200 tonnes on successive days. During the first week of October the mine has operated at designed throughput.

"Having declared commercial production at the 2,200 tonne per day rate in just 12 months from our initial production at Cozamin, will provide our shareholder's with increased cash flow and earnings from the Cozamin Mine," said Darren Pylot, President and CEO.

As announced on July 19, 2007, the expansion was completed under budget and ahead of its scheduled completion date of October 2007. 100% of the capital was provided from internal cash flow.

PRODUCTION AND SALES FROM THE COZAMIN MINE IN FISCAL 2007
(all figures unaudited)

	Q1	Q2	Q3	Q4	Total
Milled tonnes	93,055	95,439	112,277	161,162	461,883
Copper Produced (lbs)	2.7M	2.8M	3.5M	4.8M	13.8M
Copper Sales (lbs)	2.9M	2.1M	2.9M	3.9M	11.8M
Zinc Produced (lbs)	1.9M	1.2M	1.6M	2.1M	6.8M
Zinc Sales (lbs)	1.9M	Nil	1.5M	1.6M	5.0M
Lead Produced (lbs)	0.9M	0.5M	0.6M	1.0M	3.0M
Lead Sales (lbs)	Nil	1.4M	0.7M	0.7M	2.8M

Note: Audited results for the fiscal year ended August 31, 2007 will be reported in November 2007.

NORMAL COURSE ISSUER BID

Further to the news release dated July 12, 2007 Capstone purchased 484,100 common shares at an average price of $2.38. The shares have been returned to the transfer agent and subsequently cancelled. Capstone has 81,732,351 shares outstanding after the cancellation of the above share purchases.

ABOUT CAPSTONE

Capstone is a Canadian based mining company currently operating the 100% owned Cozamin copper-silver-lead-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 81.7 million shares outstanding and is well financed with no bank debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com

This press release contains "forward-looking information" that is based on Capstone's current expectations, estimates, forecasts and projections. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause Capstone's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: projected sales or production rates; uncertainties related to drilling results; the ability to raise sufficient capital to fund exploration; changes in economic conditions or financial markets; changes in prices for costs; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological or operational difficulties or inability to obtain permits encountered in connection with exploration activities; and labor relations matters.

This list is not exhaustive of the factors that may affect our forward-looking information. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking information. Capstone disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

CAPSTONE
MINING CORP.

CAPSTONE PROVIDES COZAMIN MINE EXPANSION UPDATE

Dated: July 19, 2007 **TSX: CS**

VANCOUVER, B.C. – Capstone Mining Corp. ("Capstone") is pleased to report the current expansion progress at its Cozamin mine located in Zacatecas State, Mexico.

The mine expansion from 1,000 to 2,200 tonnes per day, (a 120% increase) commenced construction in January 2007. The initial cost estimate was US$15 million. Commissioning of the expansion began in late May, with start up commencing in mid-June. Production in June averaged 1,500 tonnes per day, and production in July has averaged 2,000 tonnes per day from month to date (or 91% of planned throughput) and has achieved over 2,200 tonnes on successive days. Final capital costs are US$14.4 million (including US$1.4 million of refundable sales taxes) with US$10 million having been paid by June 30th. It is anticipated that US$1.5 million will be paid in July, with the remaining expenditures, which include land purchase payments and ongoing underground development being spent throughout the remainder of 2007.

The company is very pleased with the expansion project being completed ahead of schedule and under budget, and now has the capacity to produce in excess of 26 million pounds of copper, 11 million pounds of zinc, 4 million pounds of lead and 1.2 million ounces of silver in 2008.

ABOUT CAPSTONE

Capstone is a Canadian based mining company currently operating the 100% owned Cozamin copper-silver-lead-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 82 million shares outstanding and is well financed with no bank debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com

82-35060

CAPSTONE
MINING CORP.

CAPSTONE ANNOUNCES NORMAL COURSE ISSUER BID

Dated: July 11, 2007 **TSX: CS**

VANCOUVER, B.C. – Capstone Mining Corp. ("Capstone") announces that it intends to make a normal course issuer bid (the "Bid") to purchase, through the facilities of the Toronto Stock Exchange, certain of its outstanding Common Shares. As at July 4, 2007, there were 82,121,451 Common Shares issued and outstanding.

The number of Common Shares to be purchased through the facilities of the Exchange during the period of the Bid from July 17, 2007 to July 16, 2008 will not exceed 8,104,609 Common Shares, or approximately 10% of the public float outstanding on July 4, 2007, namely 81,046,092 Common Shares. Common Shares purchased pursuant to the Bid will be cancelled.

Capstone believes that the market price of the Common Shares may, at certain times throughout the duration of the normal course issuer bid, be undervalued.

ON BEHALF OF THE BOARD

President & CEO

ABOUT CAPSTONE

Capstone is a Canadian based mining company currently operating the 100% owned Cozamin copper-silver-lead-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 82 million shares outstanding and is well financed with no bank debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com

82-35060

CAPSTONE MINING CORP.

News > 2007

Vancouver, B.C. - Capstone Mining Corp. ("Capstone") announces its financial results for the year and quarter ending August 31, : and sales for the Cozamin mine located in Zacatecas State, Mexico. All dollar amounts are stated in U.S. dollars unless otherwise in

Overview and Highlights

For the year ended August 31, 2007, Capstone's earnings before future income tax allowance were $25.2 million or $0.31 pe diluted), and earnings after future income tax allowance were $22.7 million or $0.28 per share ($0.27 per share diluted), compare or $0.04 loss per share ($0.04 loss per share diluted) in fiscal 2006.

- For the fourth quarter of fiscal 2007, earnings before future income tax allowance were $10.7 million or $0.13 per sha income tax allowance were $8.2 million or $0.10 per share.
- Revenue for fiscal 2007 was $55.3 million. The average realized price for sales of copper, zinc, lead and silver in fiscal 200 $0.96/lb and $10.76/oz respectively.
- At year end, Capstone had working capital of $52.9 million including $36 million in cash and no bank debt, compared with million and a cash balance of $20.6 million in the previous year.
- Copper cash costs for fiscal 2007 were $0.54/lb of copper (net of by-product credits and including smelter, refining, tr costs). Copper cash costs for Q4 were $0.63/lb.
- Total costs (the aggregate of cash costs, royalty, depletion and amortization and accretion) for fiscal 2007 were $0.87/lb.
- During the year, Capstone issued 679,080 shares to Grupo Bacis to complete its option to purchase the Cozamin Mine, ownership interest subject to a 3% Net Smelter Royalty paid to Grupo Bacis.
- Capstone sold its silver during the year to Silverstone Resources Corp. ("Silverstone"), whereby Capstone received $44 m and $24 million in Silverstone shares) plus the lesser of $4.00 per ounce of silver and the prevailing market price upon selling the next 10 years of silver production from the Cozamin mine. Fair market value of the Silverstone shares today is $
- Mineral reserves at year end for Cozamin were increased by 65% to 3.7 million tonnes, boosting recoverable copper from ! to 173 million pounds in 2007. Recoverable zinc increased from 24 million pounds to 48.5 million pounds, recoverable lead l pounds to 2 million pounds and recoverable silver increased from 4 million ounces to 7.3 million ounces.

	Year ended August 31, 2007	Year ended August 31, 2006
Revenue	$55.3M	$Nil
Copper	$37.7M	$Nil
Zinc	$8.0M	$Nil
Lead	$2.7M	$Nil
Silver	$6.9M	$Nil
Operating profit	$28.0M	$Nil
Earnings (before tax)	$25.2M	($2.6M)
EPS - basic (before tax)	$0.31	($0.04)
Earnings (after tax)	$22.7M	($2.6M)
EPS - basic	$0.28	($0.04)

Cozamin Mine

Fiscal 2007 Production and Sales Highlights

- Capstone produced the following metals during the year.
  - 13.9 million pounds of copper
  - 6.8 million pounds of zinc

- 3 million pounds of lead
- 747,000 ounces of silver

- Concentrate sales for the year were dry metric tonnes ("DMT"), containing;
  - 11.8 million pounds of copper
  - 5 million pounds of zinc
  - 2.8 million pounds of lead
  - 641,000 ounces of silver

Concentrate inventory at August 31, 2007 was 8,150 DMT (containing 2.6 million pounds of copper, 2.0 million pounds of zinc a lead).

2007 Production Results and 2008 Forecast

The forecasted copper, zinc, lead and silver production for fiscal 2007 was estimated to be 13 - 14 million pounds of copper, 8 m million pounds of lead and 700,000 ounces of silver.

The following table is a summary of the actual operating statistics for fiscal 2007 and forecast for 2008.

	Fiscal 2007(A)	Fi
Total tons mined	484,641	
Tons of ore milled	461,933	
Copper grade (%)	1.59	
Zinc grade (%)	1.47	
Silver grade (g/t)	71	
Lead grade (%)	0.6	
Copper recovery (%)	86	
Zinc recovery (%)	44.9	
Silver recovery (%)	73	
Lead recovery (%)	52.6	
Copper production (million DMT lbs)	13.9	
Zinc production (million DMT lbs)	6.8	
Silver production ('000 ounces)	747	
Lead production (million DMT lbs)	3.0	

Note: Silver reports to all concentrates.

Fourth Quarter Production Highlights

Copper

- Copper in concentrate produced during the quarter was 4.9 million pounds of copper, 37% higher than the previous quarter.
- Copper concentrate sales for the quarter were 8,372 dry metric tons ("DMT"), containing 3.9 million pounds of copper, an DMT sold during the previous quarter, containing 2.9 million pounds of copper.
- The average price for sales of copper in the quarter was $3.34/lb.
- Copper concentrate inventory at August 31, 2007 was 5,447 DMT, an increase in inventory from the 3,842 DMT of concentr the previous quarter.
- Silver in the copper concentrate produced during the quarter totaled 205,000 ounces, 44% higher than the previous quarter

Zinc

- Zinc in concentrate produced during the quarter was 2.1 million pounds of zinc, 31% more than the previous quarter.
- Zinc sales for the quarter were 1,977 DMT, containing 1.6 million pounds of zinc, an increase from the 1,949 DMT sold dui containing 1.5 million pounds of zinc.

- The average price for sales of zinc in the quarter was $1.65/lb.
- Zinc concentrate inventory at August 31, 2007 was 2,413 DMT, an increase in inventory from the 1,820 DMT of concentra the previous quarter.
- Silver in the zinc concentrate produced during the quarter totaled 10,000 ounces, 67% higher than the previous quarter.

Lead

- Lead in concentrate produced during the quarter was 1.0 million pounds of lead, 67% more than the previous quarter.
- Lead concentrate sales for the quarter were 498 DMT, containing 0.7 million pounds of lead, equal to the 502 DMT sold dui containing 0.7 million pounds of lead.
- The average price for sales of lead in the quarter was $1.48/lb.
- Lead concentrate inventory at August 31, 2007 was 290 DMT, an increase in inventory from the 120 DMT of concentrate c previous quarter.
- Silver in the lead concentrate produced during the quarter totaled 49,000 ounces, 63% higher than the previous quarter.

Fourth Quarter Production Results

The following table is a summary of the operating statistics for the year by quarter.

	Q1 - 2007	Q2 - 2007	Q3 - 2007	
Total tons mined	90,281	100,620	131,325	
Tons of ore milled	93,055	95,439	112,277	
Copper grade (%)	1.50	1.58	1.65	
Zinc grade (%)	1.80	1.45	1.65	
Silver grade (g/t)	72	68	71	
Lead grade (%)	0.70	0.53	0.60	
Copper recovery (%)	85.3	84.5	85.7	
Zinc recovery (%)	49.3	42.6	43.0	
Silver recovery (%)	74.6	70.0	70.4	
Lead recovery (%)	60.3	49.0	48.0	
Copper production (million DMT lbs)	2.7	2.8	3.5	
Zinc production (million DMT lbs)	1.9	1.2	1.6	
Silver production ('000 ounces)	161	149	174	
Lead production (million DMT lbs)	0.9	0.5	0.6	

Note: Silver reports to all concentrates.

Mill Expansion Project

Tons mined and processed were higher in the fourth quarter of fiscal 2007 compared to previous 2007 quarters as expansion start schedule in July at the 2200 tpd rate. July and August production rates averaged approximately 94% of design throughput. Capit million, with approximately $2 million remaining to be spent on final land payment, underground crusher installation and ramp com budget.

Labour

There were 11 minor lost time accidents during the year from both operations and construction. The number of personnel at the en which approximately 146 were contractors related to the expansion project.

Fourth Quarter Actual Sales Compared to Previous Quarters

Actual sales and costs for the year are tabulated below.

	Q1 (A) Sales	Q2 (A) Sales	Q3 (A Sales
Copper (million lbs)	2.9	2.1	2.9
Zinc (million lbs)	1.9	Nil	1.5
Lead (million lbs)	Nil	1.4	0.7
Silver ('000 ounces)	120	169	143
Copper production costs, net of by product credits, per lb of copper	$(0.04)	$(0.02)	$0.20
Off property costs for transport, smelting and refining per lb of copper	$0.48	$0.41	$0.41
Total cash costs of production per lb of copper	$0.44	$0.39	$0.61

Copper production costs in the fourth quarter were $0.05 above plan reflecting the impact of the company having sold all its silver Resources Corp. at $8.40 per ounce.

Mineral Reserves and Resources

An updated reserve and resource estimate has been completed for the Cozamin mine, as of August 31, 2007. The new reserv increases both the tonnage and contained metal within all of the reserve and resource categories, while maintaining its high grade. 5 surface and 70 underground NQ-core drill holes totaling 26,266 metres. Modeling also included channel samples from mined area

The exploration drilling program was carried out in 2006/7 to upgrade and expand the mineral resources. The program resulted ir reserves of 65% after allowing for ore production during the year shown below, at a $40 cut-off.

Classification	Tonnes	Cu (%)	Ag (g/t)	Pb (%)	Zn (%)
Proven	1,809,719	2.32	84	0.45	1.17
Probable	1,915,248	2.42	81	0.34	1.19
Total	**3,724,967**	**2.37**	**82**	**0.40**	**1.18**

The resources shown below indicate the successful conversion from inferred resources to measured and indicated resources, wl tonnage in the inferred category. Overall resources increased 47% after allowing for mined out tonnage.

The resource and reserve estimation was completed by Cozamin mine staff under the supervision of Michelle Stone and Bob Barnes National Instrument 43-101. The estimates used long term metal prices of $2.25/lb for copper, $1.00/lb for zinc, $0.60/lb for lead . technical report will be filed on www.sedar.com in November 2007.

In addition to the above reserves, the mineral resources which include the reserves are estimated to be:

Resource Category*	Tonnes (1% Cu Cut-off)	Cu (%)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Million lbs** Cu	Pb
Measured	2,591,705	2.48	87.11	0.43	1.18	0.03	141.7	24.6
Indicated	2,896,158	2.59	86.37	0.32	1.14	0.04	165.4	20.4
M & Ind.	5,487,863	2.54	86.56	0.37	1.15	0.04	307.1	45.0
Inferred	3,162,838	2.36	80.50	0.18	1.03	0.04	164.6	12.6
Total	8,650,702	2.47	84.35	0.30	1.11	0.04	471.7	57.6

*These resources included a non-material update to the resources released October 15, 2007.

** 1 kilogram = 2.2 lbs; 31.103 grams = 1 oz. Troy.

The Company has already commenced a program of underground infill drilling to further expand and upgrade the inferred resoı inferred resources within established mining block areas. In addition, the Company plans to undertake both surface and underg explore along strike and down dip of the updated resources.

With the promising results encountered in the 2006/7 drilling program, the company is managing a focused program to further exp reserves.

Financial Results

The information in this news release and the selected financial information contained in the following pages should be read in con Consolidated Financial Statements and Management Discussion and Analysis for the year ended August 31, 2007, which will b website at www.capstonemining.com and at www.sedar.com.

The Company's earnings before future income tax accruals for the year ended August 31, 2007 increased to $25.2 million or $0.31 loss of $2.6 million or ($0.04) per share for the year ended August 31, 2006. The Company's net earnings for August 31, 2007 inc $0.28 per share, compared to $(2.6) million or $(0.04) per share for August 31, 2006.

The Company reported revenues of $55.3 million (2006 - $Nil). Revenues consisted of copper concentrate sales of $37.7 million, $8.0 million, lead concentrate sales of $2.7 million and silver in concentrate sales of $6.9 million.

Cost of sales for the year was $14.2 million (2006 - $Nil), treatment and transportation charges were $10.1 million (2006 - $Nil), r million (2006 - $Nil) and depletion was $1.7 million (2006 - $Nil).

The increased general and administrative expenditures for the year ended August 31, 2007 compared to the year ended August Company attaining commercial production as well as professional fees related to the sale of the Company's silver.

A future income tax provision of $2.5 million was recorded in 2007 compared to $Nil in 2006. The increase in the income tax prov excess of book value of capital assets over tax values.

Glencore International AG purchases the concentrates produced by the Cozamin mine pursuant to the terms of a written contract agreed to terms with Trafigura Beheer B.V. to purchase additional copper concentrates from the expansion pursuant to the terms of

Capstone Mining Corp.
Selected Financial Information

Consolidated Balance Sheets

	Aug 31, 2007
Cash	$ 35,988,166
Investment in Silverstone Resources Corp.	28,498,044
Property, plant and equipment	44,616,033
Other assets	24,888,492
Total assets	133,990,735
Deferred revenue	43,056,390
Other liabilities	15,561,814
Total liabilities	58,618,204
Shareholder's equity	75,372,531
Total liabilities and shareholders' equity	133,990,735

Consolidated Statements of Operations

	Aug 31, 2007
Total revenues	$ 55,335,647
Total cost of sales	(27,304,725)
Operating profit	28,030,922

G&A and other expenses	(4,607,226)
Other items	1,726,946
Earnings (loss) before income taxes	25,150,642
Future income tax	(2,479,593)
Earnings (loss) for the year	22,671,049
EPS - Basic	0.28
EPS - Diluted	0.27

Capstone will host a conference call on Thursday, November 15 at 8:30 a.m. Pacific Time (11:30 AM Eastern Time) to discuss thes call may be accessed by dialing 1.866.365.1119 in North America or 1.416.849.7329 internationally, please ask for the Capstone call. The conference call will be archived for later playback until November 29, 2007 and can be accessed by dialing 1.866.501.5 21253140#.

ABOUT CAPSTONE

Capstone is a Canadian based mining company currently operating the 100% owned Cozamin copper-silver-lead-zinc mine loc Mexico. Capstone has approximately 81.8 million shares outstanding and is well financed with no bank debt. More informatic www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com

82-35060

CAPSTONE
MINING CORP.

CS:TSX	Last - 2.80	Volume - 122538	Day High - 2.80	Day Low - 2.

Vancouver, BC - Capstone Mining Corp. ("Capstone") will release its August 31, 2007 November 14, 2007 after market close and will host a conference call on Thursday Nov (11:30am ET) to discuss these results. The conference call may be accessed by dialing 1.86 1.416.849.7329 Internationally. Please ask for the Capstone Mining Corp. conference call.

The conference call will be archived for later playback until November 29, 2007 a 1.866.501.5559 and the passcode is 21253140#.

ABOUT CAPSTONE

Capstone is a Canadian based mining company currently operating the Cozamin copper-silv State, Mexico. Capstone has approximately 81.8 million shares outstanding and is well fi information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com

82-35060

CAPSTONE MINING CORP. CS:TSX

News > 2007

HIGHLIGHTS

- **An updated resource estimate has been completed for the Cozamin mine, as of August 31st, 2007.**
- **At a 1% cut-off grade:**
  - **The resource update yields a 47% increase in tonnage with a 51% increase in contained copper and 54% in contained silver.**
  - **The Measured and Indicated categories increase to 5.5 million tonnes containing 287 million pounds of copper, 131 million pounds of zinc, 47 million pounds of lead and 15.2 million ounces of silver.**
  - **The Inferred category increases to 3.1 million tonnes containing 170 million pounds of copper, 80 million pounds of zinc, 16 million pounds of lead and 8.7 million ounces of silver.**
  - **The resource reflects the tonnes mined as of August 31, 2007.**

UPDATED COZAMIN RESOURCE YIELDS INCREASED TONNAGE

This new resource estimate significantly increases both the tonnage and contained metal within all of the resource categories, while maintaining its high grade. The following table shows the break down of resources at a 1% copper cut-off.

Resource Category	Tonnes (1% Cu Cut-off)	Cu (%)	Ag (g/t)	Zn (%)	Pb (%)	Au (g/t)	Million lbs*			Million ozs*
							Cu	Zn	Pb	Ag
Measured	2,900,000	2.34	85.85	1.09	0.47	0.04	149.6	69.7	30.1	8.0
Indicated	2,585,000	2.41	86.92	1.07	0.30	0.04	137.4	61.0	17.1	7.2
Measured & Indicated	5,485,000	2.36	86.04	1.08	0.39	0.04	287.0	130.6	47.2	15.2
Inferred	3,124,000	2.47	86.37	1.16	0.23	0.04	170.2	79.9	15.9	8.7

Note: * 1 kilogram = 2.2 lbs.; 31.103 grams = 1 oz. Troy

This new resource estimate has been completed by qualified person Michelle Stone, P.Geo., Ph.D., of Capstone Mining Corp., Vancouver, B.C. This estimate is based on an updated 3D geologic model integrating an additional 26,266 metres of diamond drilling including 5,828 assays from 5 surface and 70 underground NQ-core drill holes and 6,954 underground chip channel samples collected in 2006 and 2007. These data augmented the 25,325 meters of drilling in 37 surface and 66 underground core holes and 1,103 underground chip channels samples used in the 2006 resource estimate. Grades for the model were estimated using the inverse distance squared (ID^2) method from 2 metre composited intervals within the copper sulphide zone, and the mineralized hangingwall and footwall.

Resource tables and drill intercepts locations related to the above totals for the updated Cozamin resource estimate will be available on the Company's website www.capstonemining.com.

A technical report on the Cozamin Mine Project will be filed with SEDAR within 45 days.

The Company has already commenced a program of underground infill drilling to upgrade the inferred resources. In addition, the Company plans to undertake both surface and underground drilling in 2008 to explore along strike and down dip of the updated resources.

Hugh Willson, Vice President of Exploration for Capstone and a qualified person under NI 43-101, has reviewed the contents of this news release.

ABOUT CAPSTONE

Capstone is a Canadian based mining company currently operating the 100% owned Cozamin copper-silver-lead-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 81.7 million shares outstanding and is well financed with no bank debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:

Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com

This press release contains "forward-looking information" that is based on Capstone's current expectations, estimates, forecasts and projections. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause Capstone's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Such factors include, but are not limited to: projected sales or production rates; uncertainties related to drilling results; the ability to raise sufficient capital to fund exploration; changes in economic conditions or financial markets; changes in prices for costs; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological or operational difficulties or inability to obtain permits encountered in connection with exploration activities; and labor relations matters.

This list is not exhaustive of the factors that may affect our forward-looking information. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking information. Capstone disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.

82-35060

CAPSTONE MINING CORP. CS:TSX

News > 2007

VANCOUVER, B.C. - Capstone Mining Corp. ("Capstone") announces its financial results for the 3rd quarter ending May 31 2007, including production and sales for the Cozamin Mine located in Zacatecas, Mexico.

THIRD QUARTER HIGHLIGHTS

- Operating profit of $7.8 million, or $0.09 per share.
- Mine operating cash flow of $8.9 million, or $0.11 per share.
- Net income of $5.8 million, or $0.07 per share including an unrealized foreign exchange loss of $2 million related to deferred revenue from the Silverstone transaction.
- Completed the Silverstone silver transaction whereby Capstone received US$44 million (US$20 million received in cash and US$24 million received in Silverstone shares and special warrants) in exchange for selling the next 10 years of silver production from the Cozamin mine.
- As of May 31, 2007 the market value of the investment in the securities of Silverstone was $65 million, or $0.79 per share.
- Working capital increased to $47.8 million or $0.58 per share with no debt.
- Total concentrate sales were $16.7 million including 2.9 million pounds of payable copper.
- Copper cash costs were $0.61 per pound of copper (net of by-product credits and including smelter, refining, transportation and all site costs).
- Completed construction of the mill expansion to increase capacity from 350,000 tonnes per year to 750,000 tonnes per year, an increase of 115%. Start-up commenced in mid June.

FINANCIAL RESULTS

Capstone today reported net income of $5.8 million, or $0.07 per share. This includes an unrealized foreign exchange loss of $2 million related to the value of US$44 million received from the sale of silver to Silverstone on April 4th as it relates to the Canadian dollar conversion at May 31, 2007. Capstone will be reporting the year end financial results in US$ and will no longer have to report fluctuations in foreign exchange between Canadian and US dollars. Net earnings increased by 51% from the previous quarter primarily due to increased metal production and higher metal prices.

Concentrate sales for the third quarter were $16.7 million, a 58% increase over Q2 - 2007, due to higher realized copper prices and increased production and concentrate shipments from the Cozamin mine. Operating cash flow in the quarter increased to $7.8 million from $4.8 million in the previous quarter. Working capital at May 31, 2007 was $47.8 million, an increase of $21.3 million from February 28, 2007, primarily due to the sale of the silver to Silverstone Resources Corp, as well as increased cash flow.

During the third quarter the average price for sales of copper, zinc and lead were US$3.62/lb, US$1.70/lb and US$0.94/lb respectively.

The Company sold all of its silver production from the Cozamin mine in Mexico over a 10 year period to Silverstone in consideration for an upfront payment of US$44 million of which US$20 million was received in cash and US$24 million in 19,155,310 special warrants of Silverstone which are convertible into common shares of Silverstone at no additional cost.

Silverstone will pay for each ounce of refined silver from the mine the lesser of US$4.00 per ounce of silver and the prevailing market price per ounce of silver.

Darren Pylot, President and CEO of Capstone Mining commented: "With the doubling of capacity at the mine, the sale of the silver to Silverstone resulting in a working capital position in excess of $47 million, Capstone is well positioned to take advantage of the current strong market conditions and look to expand in the base metal sector."

OPERATIONS

Total mill throughput for the quarter was 112,277 tonnes of ore, a rate of 1,200 tonnes per day. This increased tonnage was 15% higher than the previous quarter. Cash costs were $0.61 per pound of copper including by-product credits and all smelter, refining, transportation and site costs. Total costs were $1.08 per pound of copper which included the aggregate of cash costs, depletion and royalty. Total cash costs per pound of copper increased by 22% from the previous quarter largely due to a decrease in the average price received for zinc sales within the quarter.

Total concentrate sales were $16.7 million. 2.9 million pounds of payable copper, 1.5 million pounds of payable zinc, 700,000 pounds of payable lead and 143,000 ounces of payable silver. This was an increase of 45% from the previous quarter.

Total production for the third quarter totaled 3.5 million pounds of copper, 1.6 million pounds of zinc, 600,000 pounds of lead and 174,000 ounces of silver. This production is a 25% increase over the second quarter of 2007. Higher mill tonnage as the expansion was incrementally completed, and increased mine grades accounted for the improvement.

Inventory on site and at the port at the end of the third quarter totaled 3,842 dry metric tons ("DMT") of copper (Q2 - 2,559 DMT), 1,820 DMT of zinc (Q2 - 2,140 DMT) and 120 DMT of lead (Q2 - 213).

EXPANSION

During the quarter, Capstone completed the expansion of the mill capacity to 750,000 tonnes per year, a 115% increase from the previous operating throughput of 350,000 tonnes per year. All construction and commissioning has been completed and the start-up began in mid-June. The expansion was completed on schedule and under budget with final estimated costs of US$13.0 million compared to the original estimate of US$15 million. To date US$7.2 million has been spent and the remaining US$4.8 million are related to land purchase, mine equipment and development costs which will be incurred over the next 12 months. The expansion will increase the 2008 production at Cozamin to 26 million pounds of copper, 11 million pounds of zinc, 4 million pounds of lead and 1.2 million ounces of silver at planned mine grades.

EXPLORATION

The Company has completed 58 underground definition drill holes that total 18,200m of NQ core. An additional 2,300m of drilling distributed between 8 holes are planned for this program. A surface exploration drilling program totaling 4,800m of PQ and HQ core in 5 holes has been completed. These data indicate that Capstone will be able to increase all resource categories at Cozamin in concert with the current construction program that is planned to more than double daily production from the mine and plant. The definition drilling program is planned to be completed by the end of July and an updated resource estimate is to be completed by the fourth quarter on 2007.

CONFERENCE CALL

Capstone will hold a conference call to report third quarter 2007 results on Thursday, June 28th at 8:00 a.m. PT. The conference call will be chaired by Mr. Darren Pylot, President and CEO.

The conference call may be accessed by dialing 1.866.651.2245 in North America and 1.416.849.7332 internationally. Please ask for the Capstone Mining Corp. conference call.

The conference call will be archived for later playback until July 5th, 2007 and can be accessed by dialing 1.866.501.5559 and the pass code is 21238256#.

The information in this news release should be read in conjunction with the Interim Consolidated Financial Statements and Management Discussion and Analysis for the quarter ended May 31, 2007, which will be available on the Companies web site www.capstonemining.com and at www.sedar.com.

ABOUT CAPSTONE

Capstone is a Canadian based mining company currently operating the 100% owned Cozamin copper-silver-lead-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 81.9 million shares outstanding and is well financed with no bank debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180

Email: ctomanik@capstonemining.com

To review the complete report, see www.capstonemining.com/_resources/financials/FS_May312007.pdf

82 - 35060

CAPSTONE MINING CORP. CS:TSX

News > 2007

June 25, 2007 Vancouver, BC – Capstone Mining Corp. ("Capstone") will release its third quarter earnings results on Wednesday, June 27th, 2007 after market close and will host a conference call on Thursday, June 28th, 2007 at 8:00am PST (11:00am ET) to discuss these results. The conference call may be accessed by dialing 1.866.651.2245 in North America and 1.416.849.7332 Internationally. Please ask for the Capstone Mining Corp. conference call.

The conference call will be archived for later playback until July 5th, 2007 and can be accessed by dialing 1.866.501.5559 and the passcode is 21238256#.

ABOUT CAPSTONE

Capstone is a Canadian based mining company currently operating the Cozamin copper-silver-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 82.0 million shares outstanding and is well financed with no bank debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com

82-35060

CAPSTONE MINING CORP. CS:TSX

News > 2007

VANCOUVER, B.C. – Capstone Mining Corp. (the "Company") has acquired control and direction over an additional 8,407,882 common shares (representing 13.4% of the outstanding shares) of Silverstone Resources Corp. ("Silverstone") of Vancouver, British Columbia. The Company now has control and direction over a total of 12,464,053 common shares (representing 19.9% of the outstanding shares) of Silverstone. The Company has special warrants to purchase an additional 10,747,428 common shares of Silverstone. If such warrants were exercised, the Company would have control and direction over 31.6% of the outstanding shares of Silverstone.

The Company acquired the shares in connection with the silver purchase transaction between the Company and Silverstone and has filed an Early Warning Report with Canadian Securities Commissions in respect of the acquisition. Copies of the report may be obtained from SEDAR at www.sedar.com.

ABOUT CAPSTONE

Capstone is a Canadian based mining company currently operating the 100% owned Cozamin copper-silver-lead-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 81.8 million shares outstanding and is well financed with no bank debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com

82-35060

CAPSTONE MINING CORP. CS:TSX

News > 2007

VANCOUVER, B.C. – Capstone Mining Corp. ("Capstone") announces its financial results for the quarter ending February 28, 2007, including production and sales for the **Cozamin Mine** located in Zacatecas, Mexico.

Capstone had earnings of $10.3 million and earnings per share of $0.13 for the six month period ending February 28, 2007.

The following are the second quarter results:

- **Revenues of $10.6 million, operating profit of $4.8 million and earnings were $3.8 million** (2006 – $Nil).
- **Earnings per share $0.05** ($0.08 in Q1-2007), compared to earnings per share of ($0.01) in Q2-2006.
- Total throughput was 95,439 tonnes (96% of planned throughput of 1,100 tpd). **Production included:**
  - **2.8 million pounds of copper,**
  - **1.2 million pounds of zinc,**
  - **500,000 pounds of lead,**
  - **149,000 ounces of silver.**
- 90% of copper and lead concentrates sold during the quarter were priced when loaded on the vessel, for **realized prices of US$2.84 per pound copper and US$0.78 per pound lead.**
- On-site copper cash costs net of by-product credits were **US$(0.02)/lb** (US$(0.04)/lb in Q1-2007). Cash costs (the aggregate of smelter, refinery, transportation and all site costs) were **US$0.39/lb** (US$0.44 in Q1-2007).
- **Total costs** (the aggregate of cash costs, depletion, amortization and royalty allowance) were **US$0.88/lb** (US$0.85/lb in Q1-2007)
- **Working capital was $26.5 million** at February 28, 2007.

2007 Metal Production

The forecasted copper, silver, lead and zinc production for the fiscal year 2007 is estimated to be 13 – 14 million pounds of copper, 750,000 ounces of silver, 3.5 million pounds of lead and 8 million pounds of zinc.

Expansion

During the quarter, Capstone continued the expansion of the mine capacity to 750,000 tonnes per year. Approximately US$3.5 million has been spent to date of the total cost of expansion US$15 million which will be funded from operating cash flow. Expansion capacity will incrementally increase throughout the year with 2,200 tpd capacity **expected to be achieved by the 4th calendar quarter**. The expansion will increase the 2008 production at Cozamin to 26 million pounds of copper, 1.3 million ounces of silver, 4.0 million pounds of lead and 11.0 million pounds of zinc.

Exploration

Capstone has an exploration budget of US$6 million for the fiscal year 2007. A 20,000 m Phase 5 underground infill drill program and a 5,000m Phase 4 surface exploration program are currently underway. To date, the Company has drilled 38 holes from underground, totaling 12,000 m and 5 holes from surface, totaling 4,800 m. The definition drilling program is planned to be completed by the end of June and **an updated resource estimate by the end of September 2007.**

The information in this news release should be read in conjunction with the Interim Consolidated Financial Statements and Management Discussion and Analysis for the quarter ended February 28, 2007, which will be available on the Companies web site www.capstonemining.com and at www.sedar.com.

ABOUT CAPSTONE

Capstone is a Canadian based mining company currently operating the 100% owned Cozamin copper-silver-lead-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 81.8 million shares outstanding and is well financed with no bank debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com

82-35060

CAPSTONE MINING CORP. CS:TSX

News > 2007

VANCOUVER, B.C. – CAPSTONE MINING CORP. has restated its first quarter results for the period ended November 30, 2006. Its external auditors, Davidson & Company, reviewed the first quarter financial statements and included a future income tax asset of $5.8 million. After further review it has been determined that there is also a corresponding accounting future income tax liability which offsets the future income tax asset. Please see results of the restatement below.

Reported on January 15, 2007:

		Earnings per share
Earnings before taxes	$6.5 million	$0.08
Net income tax recovery	$5.8 million	$0.07
Earnings for the period	$12.3 million	$0.15

Restated:

Earnings before taxes	$6.5 million	$0.08
Net income tax recovery	$0.0 million	$0.00
Earnings for the period	$6.5 million	$0.08

Darren Pylot, President and CEO, said, "This is purely an accounting error in recognizing a future tax asset and has no economic impact on Capstone, our cash flows or our tax loss carry forwards."

ABOUT CAPSTONE

Capstone is a Canadian based mining company currently operating the 100% owned Cozamin copper-silver-lead-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 81.5 million shares outstanding and is well financed with no bank debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com

82-35060

CAPSTONE MINING CORP. CS:TSX

News > 2007

VANCOUVER, B.C. (TSX:CS) Capstone Mining Corp. ("Capstone") is pleased to announce that it has closed its previously announced agreement with Silverstone Resources Corp. ("Silverstone") whereby Capstone Mining has agreed to sell all of its silver production from the Cozamin mine in Mexico to a 100% owned subsidiary of Silverstone in consideration for an upfront payment of US$44 million plus a per ounce payment at a price equal to the lesser of (a) US$4.00 (subject to an inflationary adjustment after three years and yearly thereafter) and (b) the then prevailing market price per ounce of silver. The upfront payment is comprised of US$20 million payable in cash and US$24 million payable in 19,155,310 special warrants of Silverstone which are convertible into common shares at no additional cost.

Capstone Mining has agreed to deliver a minimum of 10 million ounces of silver to Silverstone over a 10 year period. The Cozamin copper, zinc, lead and silver mine is expected to produce approximately 1.2 million ounces of silver per year in addition to 30 million pounds of copper, 8.5 million pounds of zinc and 3 million pounds of lead annually at low cash costs. If at the end of the 10 year period, Capstone Mining has not delivered the agreed 10 million ounces, then it has agreed to pay to Silverstone US$1.00 per ounce of silver not delivered.

Capstone is also pleased to announce it has added Mr. Robert Barnes to the board of directors. Mr. Barnes is the Vice President of Operations and has over 30 years experience in the mining industry.

Capstone has elected to pay 679,080 common shares (the "Shares") to Grupo Minero Bacis, S.A. de C.V. the former owner of the cozamin mine, as set out in the Amended and Restated Option Agreement dated November 30, 2005. The Shares shall be subject to resale restrictions expiring June 28, 2007 and are the final obligation to Grupo Bacis for the purchase of the Cozamin mine. A 3% NSR is payable to Grupo Bacis on all concentrate produced from the Cozamin mine.

ABOUT CAPSTONE

Capstone is a Canadian based mining company currently operating the 100% owned Cozamin copper-silver-lead-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 81.5 million shares outstanding and is well financed with no bank debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com

82-35060

CAPSTONE MINING CORP.

News > 2007

VANCOUVER, B.C. - Capstone Mining Corp. ("Capstone") is pleased to announce that the ongoing Phase V underground definition cut very significant mineralization both within and outside the existing resource base at its producing Cozamin Mine, Zacatecas, Mex

Highlights

CG-06-U120: 14.30 m grading 3.6% copper and 53.9 g/t silver.
CG-06-U121: 3.79 m grading 3.9% copper and 105.0 g/t silver.
CG-06-U124: 3.18 m grading 3.8% copper and 125.8 g/t silver.
CG-06-U125: 3.63 m grading 3.2% copper and 140.1 g/t silver.
CG-06-U127: 3.60 m grading 5.6% copper and 82.1 g/t silver.
CG-06-U129: 3.77 m grading 2.6% copper and 98.6 g/t silver.

NQ CORE HOLE #	FROM (m)	TO (m)	INTERVAL (m)	* True Width (m)	Silver g/t	Copper %	Zinc %	Lead %	**Current Category
CG-06-U117	56.50	58.75	2.25	1.60	78.1	1.7	3.1	0.07	New
CG-06-U118	412.50	416.30	3.80	2.33	60.4	1.6	2.2	0.03	New
CG-06-U119	392.00	395.75	3.75	1.71	27.3	2.1	0.5	0.01	New
CG-06-U120	310.50	329.50	19.00	**14.30**	53.9	**3.6**	0.6	0.04	Inferred
CG-06-U121	317.50	323.00	5.50	**3.79**	**105.0**	**3.9**	**3.1**	0.34	Inferred
CG-06-U122	409.00	417.00	8.00	2.80	53.9	3.8	0.1	0.01	Indicated
CG-06-U123	390.15	393.00	2.85	1.23	56.1	2.8	0.3	0.01	New
CG-06-U124	304.20	309.50	5.30	**3.18**	**125.8**	**3.8**	**3.4**	0.22	Inferred
CG-06-U125	288.75	294.00	5.25	**3.63**	**140.1**	**3.2**	**2.3**	0.37	Indicated
CG-07-U126	201.00	203.80	2.80	2.35	32.2	1.2	0.5	0.07	Indicated
CG-07-U127	249.50	253.85	4.35	**3.60**	**82.1**	**5.6**	**1.3**	0.03	Indicated
CG-07-U129	286.00	294.50	8.50	6.40	66.3	1.7	3.4	0.09	Inferred
INCLUDING	286.00	291.00	5.00	**3.77**	**98.6**	**2.6**	**3.3**	0.11	
CG-06-38	768.75	773.50	4.75	3.88	53.5	1.4	0.1	0.03	New

*True widths are estimated by correcting for the strike and dip of the vein with regard to the bearing and inclination of the hole.
**Current Category refers to the resource classification at the drill intercept prior to drilling the hole. "New" indicates the intercept current resources.
Please refer to Capstone's website (www.capstonemining.com) for the longitudinal sections displaying the intercepts and resource c
Drill holes CG-06-U115, U116, CG-07-U128, U130 and CG-06-39 contained only anomalous values.

These data indicate that Capstone will be able to increase all resource categories at Cozamin in concert with the current constru planned to more than double daily production from the mine and plant by the end of the third quarter of 2007.

In the current Phase V underground drill program, Capstone has drilled 33 NQ core holes totaling 11,000m. An additional 10,000m planned for this underground program. Fourteen of the drilled holes and about 18 of the remaining underground drill holes fall current resources at Cozamin. In addition, Capstone has completed 4 exploration holes totaling 4,000 m from surface. The fifth program is in progress. Additional results from these drill programs will be released during the next five months.

QA/QC Highlights

- Sample preparation was conducted by ALS Chemex in Hermosillo, Mexico and assays were completed in their Vancouver, Ca Duplicate pulps, blanks and standards were sent to Chemex. Duplicate core samples were prepared by SGS in Durango and Toronto, Canada laboratory.
- Hugh Willson, Vice President of Exploration for Capstone, a qualified person as defined by NI 43-101, supervised and directe with the drilling programs and this news release.

ABOUT CAPSTONE

Capstone is a Canadian based mining company currently operating the 100% owned Cozamin copper-silver-lead-zinc mine locate

Mexico. Capstone has approximately 80.8 million shares outstanding and is well financed with no bank debt. More information i www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com

82-35060

CAPSTONE MINING CORP. CS:TSX

News > 2007

VANCOUVER, B.C. – Capstone Mining Corp. ("Capstone") is pleased to announce that is has reached an agreement in principle with Silverstone Resources Corp. ("Silverstone"), whereby Capstone will sell over the next 10 years, all of its silver production from the Cozamin mine in Mexico to Silverstone. In consideration Silverstone will pay an upfront payment of US$44 million, comprised of US$20 million in cash and issuing 19,350,000 Silverstone special warrants (the "Special Warrants"), plus a deferred payment upon delivery of the silver equal to the lesser of (a) US$4.00 (subject to a consumer price adjustment after three years) and (b) the then prevailing market price per ounce of silver as quoted on the London Bullion Market Association.

Capstone has agreed to deliver a minimum of 10 million ounces of silver to Silverstone over a 10 year period. The Cozamin copper, zinc, lead and silver mine is expected to produce approximately 1.2 million ounces of silver per year. This represents approximately 20% of total revenue at current metal prices. In addition, Cozamin will produce an average of 30 million pounds of copper, 8.5 million pounds of zinc and 3 million pounds of lead annually. If at the end of the 10 year period, Capstone has not delivered the agreed 10 million ounces, then it has agreed to pay to Silverstone US$1.00 per ounce of silver not delivered. Capstone will have a right of first refusal for any base metal by-product of Silverstone's over the next 2 years.

Each Special Warrant may be exercised into a common share of Silverstone for no additional consideration at any time provided that: (a)the common shares issued pursuant to such exercise would not result in Capstone owning, together with any other common shares under its ownership, control or direction, 20% or more of the issued and outstanding common shares after immediately giving effect to such issuance; or (b)the shareholders of Silverstone other than Capstone pass a resolution at a meeting of Silverstone's shareholders approving any exercise that would result in Capstone owning 20% or more of the issued and outstanding common shares of Silverstone.

Darren M. Pylot, Chairman of the Board of Capstone comments, "This is an excellent deal for Capstone since we will realize the value of the silver production through our investment in Silverstone and pay for the US$15 million current expansion of the Cozamin mine."

Closing of the transaction is subject to Silverstone completing the required financing, Board approvals, execution of definitive agreements, and receipt of all regulatory approvals, third-party consents and acceptance by the Toronto Stock Exchange. It is expected that the closing of this transaction will occur on or before March 28, 2007.

ABOUT CAPSTONE

Capstone is a Canadian based mining company currently operating the 100% owned Cozamin copper-silver-lead-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 80.8 million shares outstanding and is well financed with no bank debt. More information is available online at: www.capstonemining.com .

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com

82-35060

CAPSTONE MINING CORP. CS:TSX

News > 2007

VANCOUVER, B.C. – CAPSTONE MINING reported 1st quarter results ended November 30, 2006, its first producing quarter.

Significant events are as follows:

- **Net earnings after tax were $12.3 million** (including future income tax asset of $5.8 million), (2006 – $Nil).
- **Earnings per share** were **$0.15** in Q1-2007, compared to earnings per share of ($0.01) in Q1-2006.
- Total throughput was 93,055 tonnes (103% of planned throughput). **Production was 2.7 million pounds of copper, 161,000 ounces of silver, 1.9 million pounds of zinc and 900,000 pounds of lead.**
- 90% of copper and zinc concentrates sold during the quarter were priced when loaded on the vessel, for **realized prices of US$3.10 per pound copper and US$1.90 per pound zinc.**
- On-site copper cash costs net of by-product credits were **US$(0.04)/lb.** Cash costs (the aggregate of smelter, refinery, transportation and all site costs) were **US$0.44/lb** in Q1-2007.
- **Total costs** (the aggregate of cash costs, depletion, amortization and royalty allowance) were **$0.85/lb** in Q1-2007.
- **Working capital was $26.7 million** at November 30, 2006.

2007 Metal Production

The forecasted copper, silver, lead and zinc production for the fiscal year 2007 is estimated to be 13 – 14 million pounds of copper, 750,000 ounces of silver, 3.5 million pounds of lead and 8 million pounds of zinc.

Expansion

During the quarter, basic engineering, capital costs and construction schedule were prepared for the **expansion of the mine capacity from 350,000 tonnes per year to 750,000 tonnes per year (115% increase).** All of the major equipment for the plant and mine has been purchased. **The cost of expansion is estimated to be US$15 million which will be funded from operating cash flow.** Expansion capacity will incrementally increase throughout the year with 2,200 tpd capacity **expected to be achieved by the 4th calendar quarter. The expansion will increase the 2008 production at Cozamin to 26 million pounds of copper, 1.3 million ounces of silver, 4.0 million pounds of lead and 11.0 million pounds of zinc.**

Exploration

Capstone has an exploration budget of US$6 million for the fiscal year 2007. A 5,000m Phase 4 surface exploration program and a 20,000 m Phase 5 underground infill drill program are currently underway. To date, the Company has drilled 10 holes from underground, totaling 3,300 m and 2 holes from surface, totaling 1,800 m. In this ongoing drill program, the underground holes are designed to upgrade and expand the existing inferred resources adjacent to the areas being mined. The surface holes are exploring the potential of the Mala Noche vein below the areas of known resources and will test for other types of mineralization, such as stockwork and skarn at depth.

The information in this news release should be read in conjunction with the Interim Consolidated Financial Statements and Management Discussion and Analysis for the quarter ended November 30, 2006, which will be available on the Companies web site www.capstonemining.com and at www.sedar.com.

ABOUT CAPSTONE

Capstone is a Canadian based mining company currently operating the 100% owned Cozamin copper-silver-lead-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 80.8 million shares outstanding and is well financed with no bank debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com

82-35060

CAPSTONE MINING CORP. CS:TSX

News > 2007

January 8, 2007 Vancouver, BC - Capstone Mining Corp. ("Capstone") will release its first quarter earnings results on Monday, January 15th, 2007 after market close and will host a conference call on Tuesday, January 16, 2007 at 8:30am PST (11:30am ET) to discuss these results. The conference call may be accessed by dialing 1.866.497.3339 in North America and 1.416.849.7332 Internationally. Please ask for the Capstone Mining Corp. conference call.

The conference call will be archived for later playback until January 22, 2007 and can be accessed by dialing 1.866.501.5559 and the passcode is 21215454#.

ABOUT CAPSTONE

Capstone is a Canadian based mining company currently operating the Cozamin copper-silver-zinc mine located in Zacatecas State, Mexico. Capstone has approximately 80.8 million shares outstanding and is well financed with no bank debt. More information is available online at: www.capstonemining.com.

For further information about the Company, please contact:
Chris Tomanik, Telephone: (604) 684-8894 / Facsimile: (604) 688-2180
Email: ctomanik@capstonemining.com

END